LAW OFFICES

THOMPSON WELCH SOROKO & GILBERT LLP

450 PACIFIC AVENUE, SUITE 200

SAN FRANCISCO, CA 94133-4645

(415) 262-1200

FACSIMILE
RICHARD S. SOROKO	(415) 262-1212
E-mail: richard@TWSGLAW.com

SAN RAFAEL OFFICE
(415) 448-5000

November 16, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Re:	AgeX Therapeutics, Inc.
Preliminary Proxy Material

Ladies and Gentlemen:

This letter is being submitted on behalf of AgeX Therapeutics, Inc. (“AgeX”) in response to your comment letter of November 13, 2020 regarding AgeX’s preliminary proxy statement. Set forth below is your comment with our response, including a reference to amended disclosures added to the preliminary proxy statement that AgeX is filing concurrently with this letter.

Juvenescence Proposal, page 24

Comment 1. We note your disclosure that the Chairman of your Board of Directors, Dr. Bailey, is the Chief Executive Officer of Juvenescence Limited. Please disclose what, if any, consideration the Board gave to this potential conflict of interest in evaluating this proposal.

AgeX has added, under a new subheading “Certain Conflict of Interest Considerations,” disclosure of considerations given by the Board of Directors (the “Board”) to potential conflicts of interest related to Mr. Bailey’s status as the Chief Executive Officer of Juvenescence Limited (“Juvenescence”). As disclosed, approval of the New Loan Agreement and New Warrant Agreement, pursuant to which Juvenescence made the convertible loan and received the New Warrants that are the subject of the Juvenescence Proposal, was delegated to the Audit Committee of which Mr. Bailey is not a member. Mr. Bailey abstained from that delegation of authority and from the deliberations of the Audit Committee. Mr. Bailey also abstained from the Board’s recommendation that AgeX stockholders vote to approve the Juvenescence Proposal. As discussed in the revised preliminary proxy statement, in approving the New Loan Agreement and New Warrants, the Audit Committee applied certain considerations required by AgeX’s Related Person Transaction Policy.

Other Revisions

The revised preliminary proxy statement also reflects certain other changes, including updates to information as to the total amount of loans obtained by AgeX under the New Loan Agreement and the issuance of New Warrants, and certain possible consequences of Juvenescence becoming a majority stockholder.

Annual Meeting Date and Planned Mailing Date

AgeX’s annual meeting will be held on December 28, 2020. AgeX plans to mail the proxy materials on or around November 27, 2020. Given the tight time frame, AgeX would greatly appreciate the staff giving this response their prompt attention.

Securities and Exchange Commission

November 16, 2020

Please direct any questions or comments to the undersigned at (415) 298-2171 or by email to rsoroko@twsglaw.com with a copy to AgeX’s Chief Financial Officer, Andrea Park, at apark@agexinc.com.

Very truly yours

/s/ Richard S. Soroko
Richard S. Soroko